
IMPERIAL

02 FEB -5 AM 8:32

82-1257


02002887

5 November 2001

Ms A Kein
Stop 3-4
Office of International Corporate Finance
Securities & Exchange Commission
450 Fifth Street
WASHINGTON DC 20549 USA

SUPPL

Dear Anne

RE: ADR FACILITY

Please find enclosed copies of the following documents recently lodged with the Australian Stock Exchange Limited.

- Annual Report
- First Quarter Activities and Cash-Flow Report
- Notice of Annual General Meeting.

This announcement has been lodged with the Securities Commission with respect to the Company's obligation pursuant to Rule 12g3-2(b).

Yours faithfully

D L Hughes
Secretary

PROCESSED
FEB 14 2002
THOMSON FINANCIAL

dlh7085aj

Imperial One Limited ACN 002 148 361 ◦ Level 2, 131 Macquarie Street, Sydney, NSW 2000 Australia
PO Box R356 Royal Exchange NSW 1225 ◦ Tel (61 2) 9251 1846 Fax: (61 2) 9251 2550


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 29/10/2001

TIME: 08:48:52

TO: IMPERIAL ONE LIMITED

FAX NO: 02-9251-2550

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Annual Report/Top20


ASX
AUSTRALIAN STOCK EXCHANGE


02 FEB -5 AM 8:32

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 01/11/2001

TIME: 09:12:40

TO: IMPERIAL ONE LIMITED

FAX NO: 02-9251-2550

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

First Quarter Activities & Cashflow Report



IMPERIAL

31 October 2001 Total Pages 16

QUARTERLY REPORT TO 30 SEPTEMBER 2001 TO AUSTRALIAN STOCK EXCHANGE LIMITED UNDER LISTING RULE 5.2

The following summaries the operations of Imperial One investments for the period 1 July 2001 to 30 September 2001.

BEMAX RESOURCES NL [24.36%]

INTRODUCTION

BeMaX Resources NL ("BeMaX") continues to successfully develop its key mineral sands assets in the Murray Basin and advance towards becoming a significant heavy mineral sand producer.

BeMaX has interests in tenements covering approximately 10,000km^2 in the New South Wales part of the Murray Basin (Figure 2), with global resources containing over 30 million tonnes of Heavy Mineral ("HM").

The BIP Joint Venture ("BIP JV") *(BeMaX 75% and Operator, Probo Mining Limited 25%)* is owner of the Ginkgo and Snapper Deposits. These are very large heavy mineral sand deposits situated 120 kilometres north of Mildura. Ginkgo, a Measured plus Indicated Resource, is currently the subject of an A$6 million Bankable Feasibility Study due for completion in early 2002. Subject to Feasibility Study results, financing and the markets, Ginkgo could be in production in the second half of 2003. The Snapper Deposit, 10km southwest of Ginkgo with a Heavy Mineral content rivalling Ginkgo, could be developed independently or alternatively add significant project life to Ginkgo.

During the quarter BeMaX earned a 60% interest in the BeMaX/Basin Minerals Holdings NL joint venture, which owns the Yabbie and Shamrock Inferred Resources located 20km southeast of Ginkgo (Figure 2).

Activities during the September 2001 Quarter focused primarily on:

1. Advancing the Ginkgo Bankable Feasibility Study and associated development approvals,
2. Independent upgrade of the Ginkgo Deposit to Measured plus Indicated Resource status and Snapper to Indicated Resource status, and
3. Ongoing regional exploration in the various joint venture tenements.

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Imperial One Limited ACN 002 148 361 • Level 2, 131 Macquarie Street, Sydney, NSW 2000 Australia
PO Box R356 Royal Exchange NSW 1225 • Tel (61 2) 9251 1846 • Fax (61 2) 9251 2550

GINKGO DEPOSIT
EL5474
(BeMaX 75%, Probo Mining Limited 25%)

MEASURED plus INDICATED RESOURCE

Subsequent to the June 2001 Ginkgo Deposit infill drilling, GRD Minproc Limited ("Minproc") independently upgraded most of the Ginkgo mineral resource to a Measured Resource classification, the highest classification for resources.

A Measured Resource of 162Mt @ 3.56% Heavy Minerals ("HM") plus an Indicated Resource of 43Mt @ 1.99% HM was estimated. The total resource of 205Mt @ 3.23% HM (Figure 1) was estimated at a 1% HM grade cut-off. The Measured and Indicated Resources contain a total of 6.6 million tonnes of heavy minerals.

The estimation is based on the latest drilling, bulk density and mineralogical information. A total of 585 drill holes (36,480m), which provided 18,372 samples for assay, was used in the resource estimation.

Average composition of Ginkgo heavy mineral concentrate is: Rutile (12%), Zircon (10%), Leucoxene (11%), Ilmenites (56%) and valueless trash minerals (11%). The high proportion of valuable heavy minerals allows production of a relatively high value concentrate from Ginkgo. Both slimes and oversize are very low at 1.98% and 0.15% respectively. These features are particularly favourable from a mining and processing viewpoint. Minproc provided various models for mine planning and pit optimisation purposes, including slimes percentage, oversize, mineralogical information for the various HM components, and three dimensional models.

The Measured Resource corresponds generally to the higher-grade portion of the deposit proposed to be mined. It is confidently expected that completion of detailed mine planning will see most of the Measured Resource converted to Proved Reserves without any further drilling.

BeMaX believes that this new resource estimation confirms Ginkgo as one of the most significant heavy mineral sand discoveries to date in the Murray Basin.

BANKABLE FEASIBILITY STUDY

BeMaX has continued to progress the $6 million Bankable Feasibility Study ("BFS") on the Ginkgo Project. The BFS remains on target for completion within budget in January 2002.

Activities during the quarter focused on the following:

***Preliminary mine plan*:**

- Resource modelling completed by GRD Minproc, optimisation by the Whittle Consulting group in progress. The Reserve statement for the Ginkgo Deposit will be completed in November.
- The final mine plan being developed in conjunction with Whittle Consulting is scheduled for completion in November. Preliminary schedules indicate a mine life of up to 14 years with an annualised production rate of 400,000 tonnes of HM concentrate.
- Tenders were invited from USA, Europe and Australia for both direct dredge purchase and a contract dredging operation. Potential tenderers visited the site during the quarter.

- GHD and Caterpillar completed their designs and costing for a bulldozer/conveyor combination for overburden removal with an annual capacity of 8M cubic metres.

Infrastructure and transport studies:

- Draft agreements for product storage and bulk handing facilities received from Ausbulk at Port Pirie, the Port of Portland and Toll Holdings in Geelong.
- Final costings for electrical power, LPG and other consumables received.
- Preliminary costs for the high voltage power supply to both the mine and the Mineral Separation Plant ("MSP") received.

Capital cost estimates on schedule for completion Dec 2001:

- Wet plant flowsheets were completed and engineering design commenced.
- Flow sheets for the concentrate receival, WHIMS and other front end areas at the MSP were completed.
- Work on the flow sheets for the ilmenite circuit commenced.

Metallurgical testwork:

- *Sulphateable Ilmenite marketing samples dispatched to pigment producers.*
- A 500kg bulk sample of secondary ilmenite, believed to be suitable for chloride route pigment production, was dispatched to both TZT in Perth and Austpac in Newcastle for roasting testwork. This testwork is scheduled for completion in November 2001.
- Ausenco Engineers appointed to provide design and cost estimates for the roasting facility for inclusion in the Bankable Feasibility Study.
- Preliminary rutile product produced for dispatch.
- Preliminary zircon and further ilmenite/leucoxene/altered ilmenite products expected in November 2001.

Other developments:

- Potential MSP sites identified in Broken Hill and Mildura.
- ABN AMRO Australia Limited appointed as Financial Adviser for the development and financing of the Ginkgo Project.

DEVELOPMENT APPROVAL PROCESS

The development approval process is also progressing well. Pursuant to the Mining Lease Application (MLA 170), native title negotiations have been finalised and landowner negotiations are currently underway. The Development Application for the mine site was lodged with the Department of Urban Affairs and Planning (DUAP) in September 2001.

Environmental Impact Studies (EIS)

An EIS for the Ginkgo proposed mine site accompanied the Development Application lodged with DUAP. It is open for public review until 29 October 2001.

The mine site EIS concluded that there were minimal or no effects on noise and air quality, groundwater effects, community infrastructure, fauna/flora, heritage and visual impacts. Mitigation and consultation procedures for the protection of cultural heritage and rehabilitation measures were also considered in the study.

The EIS for the potential MSP site in Broken Hill is in preparation for lodgement with DUAP in the December 2001 quarter.

Native Title

Final negotiations with the registered native title claimants resulted in a signed agreement in October 2001. The Section 31 deed will be lodged for consent and signature of the Minister for Mineral Resources.

EXPLORATION

Exploration for the last quarter has focused on the BIP JV (ELs 5474, 5483) and BeMaX/Basin Joint Venture (ELs 5532, 5578).

BeMaX/BASIN JOINT VENTURE
ELs 5532, 5578
(BeMaX 60%, Basin Minerals Holdings NL 40%)

BeMaX has completed earning a 60% interest from Basin Minerals Holdings NL in ELs 5532 and 5578 (Figures 2 and 3) after drilling 15,143m over three programmes since 1999.

Inferred resources estimated for the Yabbie and Shamrock discoveries are listed below. Technical details are described in the ASX announcement of 15 October 2001.

	Resource Estimate	Contained HM (Mt)	Average Mineralogy of HM
1. Yabbie	202Mt at 1.9% HM	3.8	Rutile 16% Zircon 6% Leucoxene 10.5% Ilmenite 60%
2. Shamrock	106Mt at 1.4% HM	1.5	Rutile 26% Zircon 13% Leucoxene 11% Ilmenite 40%
TOTAL	308Mt at 1.7 % HM	5.3	

During the September 2001 quarter, a further 113 holes for 6,431m were drilled focusing on delineating the Yabbie deposit and conducting limited regional exploration. The highlight of the drilling programme was the discovery of an area of shallower mineralisation at Yabbie (Yabbie Northwest) and a new mineralised beach sequence east of Pooncarie known as the Tobruk prospect.

Yabbie has a total strike length of 15km and an average width of approximately 1,000m. The system is open to the south east and closed off to the north west by the tenement boundary. Shamrock has been defined across five traverse lines and is contiguous with the Yabbie deposit. It has a strike length of 13km, open both to the south east and north west with an average width of 1,260m.

It is proposed to conduct further exploration and mineralogical analysis within ELs 5532 and 5578 after receipt of all assay results.

BIP JOINT VENTURE
EL's 5474, 5483
(BeMaX 75%, Probo Mining Limited 25%)

Exploration drilling within the BIP JV (Figures 2 and 3) focused on the Gallipoli, Laburnum and Crayfish prospects and limited regional exploration during which the Winchester and Somme prospects were discovered.

Gallipoli

Eleven new lines of drilling were completed at Gallipoli bring total drilling on Gallipoli to 13,600m. This drilling has outlined an Inferred Resource of 556Mt at 2.3% HM at a 1% HM cutoff. The Deposit is now 13km long and 6.5km wide within EL 5474 (Figure 3).

Gallipoli is interpreted to contain at least 11 mineralised beaches with three areas of higher grade mineralisation, known as Gallipoli South, Gallipoli East and Gallipoli North, that warrant further drilling.

Gallipoli North

Gallipoli North is a shallow HM strand 4km long and 200m wide beneath 3-16m of overburden located 5.5kms south east of Ginkgo. Five drill lines have been completed across Gallipoli North at 800m spacing. Although relatively narrow, the deposit is of interest because of its shallow overburden.

Laburnum

A further two drill lines were completed across Laburnum bringing the total lines drilled across this deposit to seven over a strike length of 8km. The recent drilling outlined a moderate to high grade core approximately 300m wide and 22m thick. Assay results are currently awaited.

Crayfish

Four new drill lines at Crayfish located a higher grade core 450m wide and 3km long. Assay results are currently awaited.

Regional Exploration

Two regional reconnaissance drill traverses were completed around the Laburnum and Snapper/Ginkgo areas. 71 holes were completed resulting in the discovery of three new prospects named Minervah, Somme and Winchester (Figure 3).

Minervah

Minervah is located about 1km north of Snapper (Figure 3). Drilling has, on the basis of visual grade estimates, outlined a wide high grade prospect (>1km @ 3% HM) with a large higher grade core over 300m wide. Assay results are yet to be received.

Somme and Winchester

Somme, located 1.8km north east of Laburnum, is about 700m wide, 12m thick and occurs under 25m of overburden.

Winchester, located 750m north east of Somme, was defined by five drill lines. Mineralisation averages 550m wide and 22m thick and is 7km long. Overburden is 38m thick.


Broken Hill
Menindee
South Australia
New South Wales
Coombah
EL5483
EL5662
EL5368
Laburnum
Ginkgo
EL5474
EL5532
Pooncarie
Snapper
Gallipoli
Yabbie
EL5578
Birthday Gift (MBT)
Jacks Tank (MBT)
EL5663
EL5667
EL5665
EL5666
Karra (MBT)
Wentworth
Mildura
EL5664
SA
NSW
SYDNEY
ADELAIDE
CANBERRA
Murray Basin
VIC
MELBOURNE
Victoria
Euston
EL5668
Wemen (MBT)
kilometres
LEGEND
BeMaX Tenements
BeMaX/Probo Mining (BIP Joint Venture) Tenements
BeMaX/Basin Minerals Tenements
National Parks
Highway
Other Sealed Road
Major Unsealed Road
River
Lake
Projection : UTM Zone 54
Datum : GDA94
Grid : Lat/Long GDA94
BeMaX
Resources NL
Murray Basin
Mineral Sands Project
Tenements and
Major Deposits

Figure 2 BeMaX Tenements & Major Deposits


BeMaX EL5662
BIP EL5474
Darling River
Basin/BeMaX EL5578
Laburnum
Winchester
Ginkgo
Somme
Pooncarie
Minervah
Crayfish
Tobruk
Gallipoli North
Snapper
Gallipoli
Shamrock
Basin/BeMaX EL5532
Yabbie
Drill Collar
1% HM Contour
3% HM Contour
5% HM Contour
10% HM Contour
Basin/BeMaX Tenement
BIP Tenement
BeMaX Tenement
Basin/BeMaX EL5532
kilometres

Figure 3: BeMaX Tenements - Pooncarie region

CATCHA.COM LIMITED [13%]

The Current Mission Statement of Catcha.com Limited ("Catcha") is to "*Build the Leading Media/Entertainment Group Focusing on Generation X in Asia*".

The primary objective is to build an Asian media/entertainment Group targeting Generation X (also known as the Digital Generation), defined as the generation following the Baby Boomers. Generally aged between 15-35, Generation X is a class growing in Asia in both affluence, size and ambitions. Catcha has strong brand name recognition with this Generation and will leverage off this.

Whilst the internet remains Catcha's core business, the Company has identified huge opportunities in developing a network of integrated media platforms enabling advertisers to communicate with the Gen X audience in numerous ways. Catcha is in an unparalleled position to do so for three key reasons:

1. Understanding of Gen X as the Catcha's team and focus has been on Gen X;
2. The Catcha brand is highly recognised and respected amongst Gen X; and
3. Catcha has over 1.3m members in Asia that are mostly in the Gen X category.

Consistent with this vision, Catcha is building divisions that exhibit the following characteristics:

- Relatively low Start-Up Costs,
- Scalable models (Offering expansion opportunities into N. Asia),
- Strong cash-flow cycles,
- Leverage off other Entertainment / Media arms of Catcha, and
- Concepts that have proven themselves in Western markets.

Operations

At present, Catcha has three key divisions of focus over the next 24 months:

1. **Internet** (Portal, E-Commerce, Paid Services). Catcha continues to see a number of interesting campaigns conducted on the Catcha portal as clients push the boundaries on internet advertising. The launch of new advertising formats and sizes has been successful with brand managers and media buyers.

   Once again, regional studies by ACNielsen.Consult confirmed that Catcha is the leading local search engine portal in Indonesia, Philippines, Malaysia and Thailand, thereby for the second year in a row maintaining a SE Asian dominance.

   In addition, Catcha is starting to derive meaningful revenues from e-commerce. With minimal promotion in the last several months Catcha has had over 50,000 transactions. The internet is clearly a powerful sales channel assuming the product is correct and marketed appropriately.

2. **Publishing** (Magazines, Discount Marketing Publications). In line with the Generation X media focus, Catcha has recently launched its publishing arm. In mid October Catcha acquired 100% of JUICE, one of the leading Nightlife/Lifestyle publications in Singapore. Leveraging off Catcha's regional infrastructure, JUICE will be launched in Malaysia and Thailand within the next 12 months.

In Malaysia, Catcha is about to publish the Catcha 'Black Book', an Entertainment/Privileges guide targeted at 600,000+ members in Malaysia.

3. **Events**. The first event under Catcha Events is underway with Catcha MY organising the Emerging Leaders Seminar in Kuala Lumpur.

Partnerships

Catcha has recently formed an excellent regional marketing and sales partnership with Chinadotcom. This follows the formation of a partnership with Pacific Internet in Q2.

Future

Catcha management is confident that the Group will achieve self-sufficiency during the financial year 2002 and that the Group will report a marginal profit for the Financial Year 2002. Whilst the new concepts will have certain start-up costs, they are expected to be profitable a short time after launching. The new expanded basis of operations will also expand revenue opportunities. Whilst Catcha will remain media focused, advertising will not be the sole revenue stream.

OZNETWORK PTY LIMITED [78.5%]

During the 3 months to September 2001, OzNetwork has continued to progress into the area of web development, and placed the focus on cutting the operating costs of the portal side of the business.

The online advertising market continues to be extremely slow, and more so for portals outside of the top five or ten in the market.

OzSearch

OzSearch continues to attract users and provide relevant search results for users, and visitors for our Premier Listed businesses and other listed sites.

We have seen some promising keyword sales in the areas of travel and realestate with clients taking yearly packages for a range of search terms.

We have also entered into an alliance with Decide Interactive to allow their clients to advertise on OzSearch on a "pay per click" basis. This program is showing increasingly attractive results with clients such as the TAB and OPSM utilising the service.

New sites and partners

No new sites were launched during the period.

Existing partners are progressing well with visitors to the OzJobs/SEEK alliance doubling each month since launch and hundreds of ringtones being downloaded since the launch of OzPhones with iTouch.

OzNetwork Corporate Services

OzNetwork Corporate Services built seven client sites in May and June of 2001. In Quarter 4, 2001 the business will be targeting industrial areas in Sydney's Greater West with a radio and mail campaign.

Cost rationalisation

During the period, OzNetwork undertook further cost rationalisation with the decrease of staff numbers, namely in the area of content development and maintenance within the OzNetwork/OzSearch portal.

In addition, non-essential services were cancelled as was any paid content. These decisions were taken to ensure investment within the business was only made in areas that were showing a return.

Profitability

OzNetwork is expecting to reach profitability in early 2002, based on the recent changes undertaken in the business and the current operations.

INDUSTRIAL MINERALS MARKETING PTY LIMITED [100%]

The wholly owned subsidiary continues to build tis portfolio of industrial minerals which are sold to both the retail and wholesale markets. The Company's mainstream products sold to the retail market, Cats Choice and Chandler continue to hold their position as Australia's leading branded cat litter.

In mid 2000, Hudson Resources Limited, the supplier of raw materials to the Company, commenced construction of a processing plant to produce fine high grade product which Industrial Minerals Marketing will market throughout the region as filters, (eg palm oil), stock food additives and for pharmaceutical products.

GURINA JOINT VENTURE - EL 4428, VICTORIA [100%]

Following the grant of Exploration Licence 4428 on 8 October 1999, comprehensive CRA data including drill results were evaluated including satellite imaging. The CRA drill data indicated the presence of sediments having suitable grain size parameters and elevated heavy mineral values indicative of strandline type mineralisation, the most prominent of which being at Pimpinio in the northern western portion of the licence area.

Results of the 2000 drilling program in light of the earlier CRA drill results were disappointing, however an assessment program is continuing. In September 2001, Imperial acquired the remaining 50% of the tenement and is currently implementing an exploration and feasibility program for the next twelve months.

MAY DAY PROJECT - ML 1361, NSW [100%]

The R&D Program in developing resin technology has now been completed. The last gold extracted from the project was shipped to the refiners in August 2000. All plant and equipment has been sold and rehabilitation of the site has commend and is expected to be completed by year end.

Bruce W McLeod
Chairman

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98.

Name of entity

IMPERIAL ONE LIMITED

ACN or ARBN	Quarter ended ("current quarter")
002 148 361	**30 SEPTEMBER 2001**

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A	Year to date (3 months) $A
1.1	Receipts from product sales and related debtors		1,281,609	1,281,609
1.2	Payments for	(a) exploration and evaluation	(1,231)	(1,231)
		(b) development	-	-
		(c) production	(1,607,101)	(1,607,101)
		(d) administration	(97,655)	(97,655)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		1,399	1,399
1.5	Interest and other costs of finance paid		-	-
1.6	Income taxes paid		-	-
1.7	Other (provide details if material)		-	-
	Net Operating Cash Flows		(422,979)	(422,979)
	Cash flows related to investing activities			
1.8	Payment for purchases of:	(a)prospects	-	-
		(b)equity investments	-	-
		(c) other fixed assets	-	-
1.9	Proceeds from sale of:	(a)prospects	-	-
		(b)equity investments	-	-
		(c)other fixed assets	-	-
1.10	Loans to other entities		-	-
1.11	Loans repaid by other entities		-	-
1.12	Other (provide details if material)		-	-
	Net investing cash flows		-	-
1.13	Total operating and investing cash flows (carried forward)		(422,979)	(422,979)

+ See chapter 19 for defined terms.

1.13	Total operating and investing cash flows (brought forward)	(422,979)	(422,979)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	21,861	21,861
1.15	Proceeds from sale of forfeited shares	-	-
1.16	Proceeds from borrowings	139,000	139,000
1.17	Repayment of borrowings	(677,588)	(677,588)
1.18	Dividends paid	-	-
1.19	Other (provide details if material)	-	-
	Net financing cash flows	(516,727)	(516,727)
	Net increase (decrease) in cash held	(939,706)	(939,706)
1.20	Cash at beginning of quarter/year to date	1,211,061	1,211,061
1.21	Exchange rate adjustments to item 1.20	-	-
1.22	**Cash at end of quarter**	271,355	271,355

Payments to directors of the entity and associates of the directors Payments to related entities of the entity and associates of the related entities

		Current quarter A$
1.23	Aggregate amount of payments to the parties included in item 1.2	26,844
1.24	Aggregate amount of loans to the parties included in item 1.10	NIL

1.25 Explanation necessary for an understanding of the transactions

SALARY PAID TO A DIRECTOR BY A RELATED ENTITY $26,844

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Nil

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

Nil

+ See chapter 19 for defined terms.

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A	Amount used $A
3.1	Loan facilities	1,450,000	620,000
3.2	Credit standby arrangements	Nil	Nil

Estimated cash outflows for next quarter

4.1	Exploration and evaluation	20,000
4.2	Development	Nil
	Total	20,000

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A	Previous quarter $A
5.1	Cash on hand and at bank	133,855	269,358
5.2	Deposits at call	137,500	941,703
5.3	Bank overdraft	-	-
5.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	271,355	1,211,061

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed	Nil	Nil	Nil	Nil
6.2	Interests in mining tenements acquired or increased	EL 4428	The Company's interest in EL 4428 changed as a result of the Gurina Joint Venture being dissolved	50%	100%

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*	NIL	NIL		
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions	 NIL NIL	 NIL NIL		
7.3	**+Ordinary securities**	372,949,619	372,949,619		
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	 NIL NIL	 NIL NIL		
7.5	**+Convertible debt securities** *(description)*	NIL	NIL		
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted	 NIL NIL	 NIL NIL		
7.7	**Options** *(description and conversion factor)*	 177,064,309 14,350,000 41,439,068	 177,064,309 NIL 41,439,068	*Exercise price* 20 CENTS 9 CENTS 10 CENTS	*Expiry date* 31 JULY 2003 6 JULY 2005 (EXECUTIVE OPTIONS) 30 JUNE 2004
7.8	Issued during quarter	NIL	NIL		
7.9	Exercised during quarter	NIL	NIL		
7.10	Expired during quarter	NIL	NIL		
7.11	**Debentures** *(totals only)*	NIL	NIL		
7.12	**Unsecured notes** *(totals only)*	NIL	NIL		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law or other standards acceptable to ASX (see note 4).

2 This statement does /does not* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: .... Date: 31 OCTOBER 2001
(~~Director/~~Company secretary)

Print name: DAVID L HUGHES

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

+ See chapter 19 for defined terms.


ASX
AUSTRALIAN STOCK EXCHANGE


02 FEB -5 AM 8:32

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 02/11/2001

TIME: 16:09:11

TO: IMPERIAL ONE LIMITED

FAX NO: 02-9251-2550

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Notice of Annual General Meeting



IMPERIAL

ACN 002 148 361

NOTICE OF ANNUAL GENERAL MEETING

2001

IMPORTANT INFORMATION
This document is important. Please read it carefully and if you require assistance, consult your legal or financial adviser.


IMPERIAL MINING
IMPERIAL

NOTICE OF ANNUAL GENERAL MEETING

NOTICE is hereby given that the Twentieth Annual General Meeting of Imperial One Limited ('Company') will be held at the registered office of the Company, Level 2, Hudson House, 131 Macquarie Street, Sydney at 11:00am on Friday, 30 November 2001.

ORDINARY BUSINESS:

1. Financial Statements and Reports

To receive the Company's financial statements and the Reports of the Directors and the Auditors thereon for the year ended 30 June 2001.

2. Ordinary resolution to elect director

(a) Ordinary resolution to re-elect Mr B W McLeod as a Director.

To consider and, if thought fit, pass the following resolution as an ordinary resolution.

"That Mr B W McLeod, a Director retiring in accordance with Article 50.1 of the Company's Constitution, be re-elected a Director of the Company".

(b) Ordinary resolution to re-elect Mr K A Torpey as a Director.

To consider and, if thought fit, pass the following resolution as an ordinary resolution.

"That Mr K A Torpey, a Director retiring in accordance with Article 50.1 of the Company's Constitution be re-elected a Director of the Company".

(c) Ordinary resolution to re-elect Mr R Koscharsky as a Director.

To consider and, if thought fit, pass the following resolution as an ordinary resolution.

"That Mr R Koscharsky, a Director retiring in accordance with Article 48.2 of the Company's Constitution be re-elected a Director of the Company".

3. Ratify Issue of Shares

For the purpose of Listing Rule 7.4 and for all other purposes, to consider and if thought fit, pass the following resolution as an ordinary resolution.

"That the allotment and issue by the Company of 37,830,000 fully paid ordinary shares at 4 cents per share on 6 February 2001 pursuant to a private placement be and is hereby subsequently ratified."

4. Issue of Shares to Directors

Special Resolutions to issue shares to Directors of the Company to convert debt to equity.

(a) To consider and if thought fit, pass the following resolution as a Special Resolution.

"That the issue of up to a maximum of 2,041,667 ordinary shares in the capital of the Company to Mr B W McLeod, a Director of the Company under the terms summarised in the Explanatory Statement accompanying the Notice of Annual General Meeting be and is hereby approved."

(b) To consider and if thought fit, pass the following resolution as a Special Resolution.

"That the issue of up to a maximum of 1,416,667 ordinary shares in the capital of the Comp to Mr D H Sutton, a Director of the Company under the terms summarised in the Explana Statement accompanying the Notice of Annual General Meeting be and is hereby approved."

(c) To consider and if thought fit, pass the following resolution as a Special Resolution.

"That the issue of up to a maximum of 1,416,667 ordinary shares in the capital of the Comp to Mr K A Torpey, a Director of the Company under the terms summarised in the Explana Statement accompanying the Notice of Annual General Meeting be and is hereby approved."

(d) To consider and if thought fit, pass the following resolution as a Special Resolution.

"That the issue of up to a maximum of 98,533 ordinary shares in the capital of the Company Mr R Koscharsky, a Director of the Company under the terms summarised in the Explanat Statement accompanying the Notice of Annual General Meeting be and is hereby approved."

5. Other Business

To transact any other business which, in accordance with the Company's Constitution and t Corporations Law, may be legally brought before an Annual General Meeting.

By Order of the Board of Directors

D L Hughes
Secretary

DATED 29 October 2001

This Notice of Meeting is accompanied by Explanatory Notes to shareholders which explains the purpose of th Meeting and the resolutions to be considered at the Meeting.

EXPLANATORY STATEMENT

This Explanatory Statement is intended to provide shareholders in Imperial One Limited ("Company") with sufficient information to assess the merits of the Resolutions contained in the accompanying Notice of Annual General Meeting of the Company.

The Directors recommend that shareholders read this Explanatory Statement in full before making any decision in relation to the Resolutions.

The following information should be noted in respect of the various matters contained in the accompanying Notice of Meeting.

Resolution 2 Re-election of Directors

Messrs B W McLeod and K A Torpey retire in accordance with Article 50 of the Company's Constitution which provides that at each Annual General Meeting one-third of the Directors must retire from office. The Directors to retire are those who have been longest in office since their last election or appointment.

Being eligible, both Mr McLeod and Mr Torpey offer themselves for re-election.

Mr R Koscharsky retires in accordance with Article 48 of the Company's Constitution which provides that any person appointed as a Director to fill a casual vacancy or as an addition to the existing Directors will hold office until the next Annual General Meeting of the Company when the Director may be re-elected.

Mr Koscharsky being eligible offers himself for re-election

Resolution 3 Ratify Issue of Shares

On 6 February 2001, 37,830,000 fully paid ordinary shares at 4 cents were issued pursuant to a private placement of shares. Shareholder approval was not required in accordance with ASX Listing Rule 7.1 to approve the issue of the shares as the number of shares issued did not exceed 15% of the total issued capital of the Company at the time of the issue. Listing Rule 7.1 however, requires that no more than 15% of the total issued capital be issued in any twelve month period. This means that if the Directors wished to issue further shares in the next twelve months the 37,830,000 shares would be taken into account when calculating the 15%. This however does not apply if the issue of those shares was subsequently approved by shareholders. Approval is therefore now being sought by the Directors to renew their ability to issue further shares not exceeding 15% of the total issued capital of the Company without taking into account the 37,830,000 shares issued on 6 February 2001.

The issue of 37,830,000 shares raised $1,513,200 before any costs of the issue. The funds raised from the issue provided additional working capital for the following:

Allow the Company to subscribe for its full entitlement in a non-renounceable pro-rata rights issue by BeMaX Resources NL at 24 cents a share to shareholders on a 1 for 7 basis with a 1 for 2 free attaching option exercisable at 20 cents expiring 30 September 2001.

The Company was issued with 2,707,143 fully paid ordinary shares and 1,353,571 options pursuant to the rights issue.

Expand the operations of OzNetwork Pty Limited.

Pay outstanding creditors and for working capital purposes.

The shares issued pursuant to the private placement were issued on the terms and conditions attaching t shares under the Company's Constitution. A list of the allottees and the number of shares allotted to them i attached as Annexure "A".

Resolution 4 Issue of Shares to Directors and Associates

Shareholder approval is sought in relation to the proposed issue and allotment of shares to Messrs McLeod, Sutton, Torpey and Koscharsky.

The shares will be issued and allotted in satisfaction of Directors' fees owing as at 30 June 2001.

In addition to the fees proposed to be converted to equity, there remains at 30 June 2001, accrued consultant fees owing to Directors and associate companies totalling $52,800. These fees which are based on normal commercial terms and conditions relate to the Year 2001 and prior years.

The fees proposed to be converted to equity are detailed as follows:

Name	Details	Amount Owing	Maximum Number of Shares to be issued
B W McLeod	Directors fees for the period 1/4/1997 to 30/6/2001	$61,250	2,041,667
K A Torpey	Directors fees for the period 1/4/1997 to 30/6/2001	$42,500	1,416,667
D H Sutton	Directors fees for the period 1/4/1997 to 30/6/2001	$42,500	1,416,667
R Koscharsky	Directors fees for the period 15/3/2001 to 30/6/2001	$2,956	98,533
		$149,206	4,973,534

In order to preserve the cash resources of the Company, the Directors have agreed to forgo payment in cash and to accept repayment of monies owing to them in the form of the allotment and issue of shares. The allotment of shares will take place at one time within one month from the date of the Annual General Meeting.

It is proposed to issue the shares on conversion of the debt on the basis of the greater of:

The average market price for the Company's fully paid ordinary shares calculated over the last 5 days on which sales in the Company's securities were recorded before the day on which the issued is made.

3 cents per share.

The latest recorded sale price of the shares on the ASX immediately before the date of this notice was 1.8 cents.

The shares will be issued subject to the terms and conditions of the Company's Constitution. Application will be made by the Company for these shares to be listed on the Australian Stock Exchange Limited. Listing Rule 10.11 provides that an entity must not issue equity securities to related parties without the prior approval of Holders of equity securities.


IMPERIAL
IMPERI

Accordingly, Resolution 4 seeks shareholder approval to allot shares to the Directors under Listing Rule 10.1 should be noted that if approval is given for the issue under Listing Rule 10.11, then approval is not requ under Listing Rule 7.1.

In the event that the maximum number of shares are issued pursuant to resolution 4 being 4,973,534 shar then the total issued capital of the Company will increase to 377,923,153ordinary shares, The additional sha when issued would represent approx 1.32% of the enlarged issued capital.

NOTES

Voting

The Company has determined in accordance with Section 1109N of the Corporations Law that any Memb registered at 7:00pm Sydney Time on 28 November 2001 is entitled to attend and vote at the Annual Gener Meeting.

Voting Entitlements

1. A member entitled to attend and vote at a General Meeting of the Company is entitled to appoint no more than 2 proxies.

2. Where more than 1 proxy is appointed, each proxy must be appointed to represent a specified proportion of the member's voting rights.

3. A proxy need not be a member of the Company.

4. The proxy form must be signed by the member or the member's attorney. Proxies given by corporations must be signed by either under the common seal or under the hand of a duly authorised officer or attorney.

5. To be valid, the form appointing the proxy and the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power of attorney, must be lodged at the registered office of the Company not later than 48 hours before the time for holding the Annual General Meeting. A form of proxy accompanies this Notice of Annual General Meeting.

6. In the case of joint holders, the form of proxy must be signed by all holders.

Voting Exclusion

Resolution 3

The Company will disregard any votes cast by any person who was allotted and issued any of the 37,830,000 shares issued by the Company pursuant to a private placement dated 6 February 2001.

Voting Restriction

Resolution 4

The Company will disregard any votes cast on Resolution 4 by Messrs B W McLeod, D H Sutton, K A Torpey and R Koscharsky or by any associates of such persons.

However, the Company will accept as valid, any vote:

(a) cast in accordance with directions on the proxy form, by persons appointed as proxy for a member v is entitled to vote; or

(b) cast by the Chairman of the Meeting as proxy for a member who is entitled to vote, in accordance w directions on the proxy form that authorise the holder of the proxy to decide how the vote should be ca

ANNEXURE "A"

List of allottees including the number of ordinary shares allotted pursuant to a Private Placement undertaken or 6 February 2001.

Name	No. of Shares
Mr Greg Beatty	200,000
Gergale Pty Limited	6,000,000
Pacific Holdings Limited	1,000,000
Kevin McLeod	50,000
Hudson Securities Corporation Limited	9,000,000
Imperial Investments Pty Limited	4,000,000
Dr Choon Huat Lee	2,000,000
Danny TT Chan	500,000
Ms Michelle Wong	2,000,000
Henry Arthur Marshall	450,000
Amila Chan	250,000
John Tims	200,000
Thane Wilson Super Fund	100,000
Greg L'Estrange	200,000
Suzie Young	5,000,000
Mao Ying Zhang	2,000,000
Nissim Securities Pty Limited	1,000,000
Neravale Pty Limited	200,000
Property Management & Investment Serv	200,000
Interpac	280,000
Ms Annmaree Lowsley Peake	300,000
Gibbs International	1,300,000
Mungala Investments Pty Limited	1,600,000
	37,830,000


IMPERIAL MINING
IMPERIAL

PROXY FORM

IMPERIAL ONE LIMITED
ACN 002 148 361
Level 2
131 Macquarie Street
SYDNEY NSW 2000
PO Box R356
Royal Exchange NSW 1225

I/WE

....

[please print]

of

....

[please print]

being a member of Imperial One Limited appoint:

Name of Proxy:

....

Address of Proxy:

....

or failing him or her the Chairman of the Meeting as my/our proxy to vote on my/our behalf at the Annual General Meeting of the Company, to be held on 30 November 2001 and any adjournment of that Meeting.

If 2 Proxies are being appointed, the proportion of voting rights that this proxy is authorised to exercise is %. (The Company will supply an additional form on request.)

PROXY INSTRUCTIONS

If you wish to instruct your proxy how to vote, insert X in the appropriate column against each item of business set out below. Otherwise your proxy may vote as he/she thinks fit or abstain from voting.

I/We instruct my/our proxy to vote as follows:

RESOLUTIONS	FOR	AGAINST
Ordinary resolution to elect Mr B W McLeod as a director	☐	☐
Ordinary resolution to elect Mr K A Torpey as a director	☐	☐
Ordinary resolution to elect Mr R Koscharsky as a director	☐	☐
Ordinary resolution to ratify issue of shares	☐	☐
Special resolution to issue shares to Mr B W McLeod	☐	☐
Special resolution to issue shares to Mr D H Sutton	☐	☐
Special resolution to issue shares to Mr K A Torpey	☐	☐
Special resolution to issue shares to Mr R Koscharsky	☐	☐

DATE:

If the member is a company:

THE COMMON SEAL of

is affixed in accordance with its Company's Constitution in the presence of:

______________________________ ______________________________
Secretary Director

If the member is an individual or joint shareholder:

____
Signature

____
Signature